Filed by F.N.B. Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Howard Bancorp, Inc.

Commission File No.: 001-35489

Date: October 19, 2021

This filing relates to the proposed merger of Howard Bancorp, Inc. with F.N.B. Corporation, pursuant to the terms of that certain Agreement and Plan of Merger, dated as of July 12, 2021

The following is the transcript of an excerpt of the conference call held by F.N.B. Corporation on October 19, 2021. The purpose of the call was to discuss the third quarter earnings results of F.N.B. Corporation, and included a discussion of the proposed merger. This transcript was prepared by a third party and has not been independently verified by F.N.B. Corporation and may contain errors.

F.N.B. Corporation

Third Quarter 2021 Earnings

October 19, 2021 at 8:30 a.m. Eastern

CORPORATE PARTICIPANTS

Vince Delie – Chairman, President and Chief Executive Officer

Vince Calabrese – Chief Financial Officer

Gary Guerrieri – Chief Credit Officer

Lisa Constantine – Investor Relations

PRESENTATION

Operator

Good morning and welcome to the FNB Corporation Third Quarter 2021 Earnings Call. All participants will be in listen-only mode. Should you need assistance, please signal a conference specialist by pressing the star key followed by zero. After today’s presentation, there will be an opportunity to ask questions. To ask a question you may press star then one on your touchtone phone. To withdraw your question, please press star then zero. Please note, today’s event is being recorded.

I would now like to turn the conference over to Lisa Constantine, Investor Relations. Ms. Constantine, please go ahead.

Lisa Constantine

Thank you. Good morning and welcome to our earnings call. This conference call of FNB Corporation and reports it files with the Securities and Exchange Commission often contain forward-looking statements and non-GAAP financial measures. The non-GAAP financial measures should be viewed in addition to, and not as an alternative for, our reported results prepared in accordance with GAAP. Reconciliations of GAAP to non-GAAP operating measures to the most directly comparable GAAP financial measures are included in our presentation materials and in our earnings release. Please refer to these non-GAAP and forward-looking statement disclosures contained in our related materials, reports and registration statements filed with the Securities and Exchange Commission and available on our corporate website. A replay of this call will be available until Tuesday, October 26, and the webcast link will be posted to the About Us, Investor Relations section of our corporate website.

I will now turn the call over to Vince Delie, Chairman, President and CEO.

Vincent Delie, Jr.

Thank you and welcome to our third quarter earnings call. Joining me today are Vince Calabrese, our Chief Financial Officer; and Gary Guerrieri, our Chief Credit Officer.

[…]

We are pleased to announce that Howard Bank integration is currently underway and overall everything is moving very smoothly. We are impressed with Howard’s employees and strong customer base and look forward to working with them. We are still expecting to close the transaction in early 2022.

With that, I’ll turn the call over to the operator for questions. Operator?

QUESTIONS AND ANSWERS

Operator

Yes, thank you. At this time we will begin the question and answer session. To ask a question you may press star then one on your touchtone phone. If you are using a speakerphone, please pick up your handset before pressing the keys. To withdraw your question, please press star then two. At this time we will pause momentarily to assemble the roster.

And this morning’s first question comes from Frank Schiraldi with Piper Sandler.

Frank Schiraldi

Good morning.

Vincent Delie, Jr.

Hey, Frank.

Frank Schiraldi

Just wondered if you could – Vince, you mentioned the $3.7 billion in excess cash, just wonder if you could talk a little bit about your thoughts on working that down over time. Do you expect most of these deposits to stick around? What is the expectation for maybe securities builds, just trying to creep this to the bottom line?

Vincent Calabrese

Yes. I would say the deposits definitely have been very sticky, the PPP deposits, and we continue to have deposit growth every quarter going back to the first quarter of 2020. The goal with the cash level is really – the primary goal is to deploy it to fund loans as we move forward from here. There are opportunities with the Howard merger once we close that, probably $0.5 billion of that to work related to their borrowings. So, that’s an opportunity there.

FNB Corporation

October 19, 2021 at 8:30 a.m. Eastern

On the investment portfolio, we are basically going to reinvest cash flows. We reinvested a little bit more this quarter. During the quarter we reinvested $621 million on cash flows of $453 million. There were some opportunities there to put some money to work. Reinvestment rates at 113 are better than the 15 for earning on the cash for sure, but still running lower than the runoff rate of 190 in the portfolio.

So we may see the securities portfolio go up a little bit from here. We might pre-invest a little bit related to Howard’s securities portfolio as we get between now and actually closing that. But the primary goal will be put it to fund loans and then using cash for some of the transactions in the first quarter. And in the first quarter, Frank, we take a full look at our whole balance sheet to see if there is other opportunities maybe to deploy some of that cash and any other borrowings that we have on our balance sheet.

Frank Schiraldi

Okay. And then just on Howard, I wondered if you could remind us, with the timing of the cost saves being extracted, what sort of accretion we should expect from that in 2022 specifically? And would that include things like you mentioned the borrowings that you could use the cash for?

Vincent Calabrese

Yes. I guess the overall accretion, if you go back to what we announced when we did the model, was 4% overall. That’s kind of a full year, so a fully phased-in basis, Frank. When we give guidance in January, we will refresh everything as far as where they come on the balance sheet and all the different drivers for the full year. But that’s really the most current figure we have.

Frank Schiraldi

Okay. Just lastly on that, just in terms of the cost saves timing, I know you’ve talked about in the past, I just don’t recall when you expect those to be fully phased in by?

Vincent Delie, Jr.

Yes, Frank. We mentioned in the first full year we expect to get 85% of the cost saves by the end of the year. So we will get a big chunk of that upfront with some of the actions we’ll take, and then throughout the year, we will kind of bring them in. And then like I said, we will get to 100% in the second year.

Frank Schiraldi

Okay, great. Thank you.

Vincent Calabrese

Thanks, Frank.

[…]

Operator

Thank you. And the next question comes from Russell Gunther with D. A. Davidson.

Russell Gunther

Hi. Good morning, guys.

Vincent Delie, Jr.

Hi, Russell.

FNB Corporation

October 19, 2021 at 8:30 a.m. Eastern

Russell Gunther

To circle back to the loan growth conversation for a second, and I appreciate the mid-single-digit reiteration, it assumes about a like amount for the fourth quarter to get there, and then Gary’s reminder about consistent underwriting throughout cycles. But the strong growth over the past couple of quarters, that high single-digit annualized number, the growth of your markets you’ve moved into over the past few years with LPOs and M&A, Is there any reason, just bigger picture going forward, we shouldn’t begin to think about FNB as a mid- to high single-digit grower rather than mid-single digits? And what would keep you from feeling more comfortable towards the higher end of that type of range?

Vincent Delie, Jr.

Well, historically we have been high single-digit performer. For a long period of time, prior to the pandemic if you looked at the average growth rate for the company, we were double digits, including M&A over a sustained period of time and high single-digit organic loan growth. We stripped out the M&A contribution and looked at it on an organic basis. We used to report that out to the Street. So as we move through the cycle, the disruption that we’ve experienced, which was fairly substantial given the pandemic, I think we’re going to return to those levels.

And it’s certainly doable given the investments we’ve made in our platform. If you really look at how we’re structured, for a $40 billion bank to have the opportunity to compete in ten fairly large markets, right, where we have a substantial share in those, we consider them midsized cities in the Southeast and the Mid-Atlantic and the Northeast, we have the potential to do that and we’re able to do that and still maintain our credit underwriting standards. We could grow even faster if we didn’t have a great deal of discipline. I’ll let Gary comment further on that because he is on the front end of this stuff. So, Gary, if you want to comment, that would be great.

Gary Guerrieri

Yes. Thanks, Vince. I mean, we are seeing continued opportunities at a very good pace. The diversification of the markets, we think, is absolutely critical. And Russell to your question, the impact of COVID has us, from a guidance standpoint in that mid-single range. As you can see from the last couple of quarters, growth has been strong, in that 8% plus range. So, that’s where we like to be and that’s where we expect to be, and I think you will see that as we move forward and put some of these issues behind us.

That all said, there are supply chain issues that are real, everyone knows that, inflationary pressures, labor issues and availability as well as cost. So, there is a lot of headwinds in the economy that need to continue to be worked through. But we are very confident in our ability to grow the loan book and we feel good about what we have been able to produce the last couple of quarters.

Russell Gunther

Yes. Thank you, guys. Understood on the growth trajectory. And then just one tangential follow-up. So, the recent M&A announcement prior to that, you have been pretty successful with the LPO strategy. As you think about the model going forward, how do you balance or how do you want to balance LPO versus M&A? And any particular market that you want to move into or scale up in? And what’s the best way to go about it?

Vincent Delie, Jr.

Yes. Our focus, as I have said, historically, sometimes what I say is taken out of context, but I’ll try to be really clear, we’re really focused on organic growth, on making sure the company is positioned to grow, to provide benefits to the shareholders. So, when an M&A opportunity comes up like Howard, sure, we’re going to look at it. We’re going to measure it against other opportunities to invest capital. And if we think it makes strategic sense for us to pursue that type of an opportunity, we’ll do it in the most shareholder-friendly way we can.

FNB Corporation

October 19, 2021 at 8:30 a.m. Eastern

So, returns on capital are important to us. We have said that repeatedly, we don’t have tons of excess capital. Our strategy has been to grow tangible book value per share and maintain high returns on tangible common equity. So, we continue to focus on that. And I think the digital strategy and our investments in the digital platform really gives us a considerable amount of upside as an organization. If we were a technology company without any revenue, people would be valuing us extraordinarily high based upon the potential alone.

So, I look at that and say, how do we deploy capital? We are going to be very cautious about what we do. If M&A comes about, it would have to be something on the smaller end that fits into our footprint, that helps us gain efficiency or pick up clients so we can use our investments in technology to drive revenue within that customer base. And that’s the focus of the company.

Russell Gunther

Great. Well, that’s it for me, guys. Thanks for taking my questions.

Vincent Delie, Jr.

Yes. Thanks, Russell.

[…]

Operator

Thank you. Your next question is from Brody Preston of Stephens, Inc.

Samuel Varga

Good morning. This is Samuel Varga for Brody Preston.

Vincent Delie, Jr.

Good morning. How are you?

Samuel Varga

Good. How are you? My first question is around some of the FHLB borrowings, which you currently hold on the balance sheet. I understand that you’re planning on using some of the liquidity to pay down borrowings on the Howard side. But I wanted to ask, according to the last Q there’s about $1.1 billion that was swapped and was supposed to mature this year. And so I just wanted to ask a little bit about what the re-pricing dynamic is around the new borrowings replacing the old ones?

Vincent Calabrese

Yes, I can tell you the home loan borrowings, we have $300 million more to mature in the next four months. There’s $200 million in November, it’s at 30 basis points, and then another $100 million in January or February at 174. So, once those two mature, we’ll have $930 million left at 223. And then that piece there we’ll evaluate as part of the first quarter, the merger and really look at our whole balance sheet. So, that’s what we will be left after that $300 million matures in the next four months.

[…]

Samuel Varga

Understood. Thanks very much for taking my questions.

FNB Corporation

October 19, 2021 at 8:30 a.m. Eastern

Vincent Delie, Jr.

Thank you.

[…]

CONCLUSION

Vincent Delie, Jr.

Okay. Well, I’m just going to close out the call. I think we’re having some technical issues. So, if somebody does have a question, please call us and we’ll try to respond appropriately. But thank you, everyone, for participating in the call. I think we had a great quarter.

There is a lot of very exciting things going on for us here at FNB and I’m very thrilled about our positioning and where we sit and the quality of the portfolio and the work that our team has done. So, I’d like to thank everybody for all of their contributions here at FNB, and thank you, our shareholders, for continuing to invest in our company. Thank you. Take care, everyone.

Cautionary Statement Regarding Forward-Looking Information

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act. These forward-looking statements include, but are not limited to, statements about the outlook and expectations of FNB and Howard with respect to their planned merger, the strategic benefits and financial benefits of the merger (including anticipated accretion to earnings per share and other metrics) and the timing of the closing of the transaction.

Forward-looking statements are typically identified by words such as “believe”, “plan”, “expect”, “anticipate”, “intend”, “outlook”, “estimate”, “forecast”, “will”, “should”, “project”, “goal”, and other similar words and expressions. Forward-looking statements are subject to risks, uncertainties and assumptions which may change over time or as a result of unforeseen circumstances. Future events or circumstances may change expectations or outlook and may affect the nature of the assumptions, risks and uncertainties to which forward-looking statements are subject. The forward-looking statements in this communication pertain only to the date hereof, and FNB and Howard disclaim any obligation to update or revise any forward-looking statements, except as required by law. Actual results or future events may differ, possibly materially, from those that are anticipated in these forward-looking statements. Accordingly, we caution against placing undue reliance on any forward-looking statements.

Forward-looking statements contained in this communication are subject to, among others, the following risks, uncertainties and assumptions:

•

The possibility that the anticipated benefits of the transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy, competitive factors in the areas

•

Completion of the transaction is dependent on the satisfaction of customary closing conditions, including approval by Howard stockholders, which cannot be assured, and the timing and completion of the transaction is dependent on various factors that cannot be predicted with precision at this point;

FNB Corporation

October 19, 2021 at 8:30 a.m. Eastern

•	The occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement;

•

Completion of the transaction is subject to bank regulatory approvals and such approvals may not be obtained in a timely manner or at all or may be subject to conditions which may cause additional significant expense or delay the consummation of the merger transaction;

•	Potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction;

•	The outcome of any legal proceedings that may be instituted against FNB or Howard;

•	Subsequent federal legislative and regulatory actions and reforms affecting the financial institutions’ industry may substantially impact the economic benefits of the proposed merger;

•

Unanticipated challenges or delays in the integration of Howard’s business into FNB’s and or the conversion of Howard’s technology systems and customer data may significantly increase the expense associated with the transaction; and

•

Other factors that may affect future results of FNB and Howard including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

These forward-looking statements are also subject to the principal risks and uncertainties applicable to FNB’s and Howard’s respective businesses and activities generally that are disclosed in FNB’s 2020 Annual Report on Form 10-K and in other documents FNB files with the SEC, and in Howard’s 2020 Annual Report on Form 10-K and in other documents Howard files with the SEC. FNB’s and Howard’s SEC filings are accessible on the SEC website at www.sec.gov.

Additional Information About the Merger and Where to Find It

This communication is being made in respect of the proposed merger transaction between FNB and Howard. In connection with the proposed merger, FNB has filed a registration statement on Form S-4 with the SEC to register FNB’s shares that will be issued to Howard’s stockholders in connection with the merger. The registration statement includes a proxy statement of Howard and a prospectus of FNB, as well as other relevant documents concerning the proposed transaction.

INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

The proxy statement/prospectus and other relevant materials, and any other documents FNB and Howard have filed with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov.

FNB Corporation

October 19, 2021 at 8:30 a.m. Eastern

In addition, investors and security holders may obtain free copies of the documents FNB has filed with the SEC by contacting James Orie, Chief Legal Officer, FNB Corporation, One North Shore Center, Pittsburgh, PA, 15212, telephone: (724) 983-3317; and may obtain free copies of the documents Howard has filed with the SEC by contacting Joseph Howard, Chief Legal Officer, Howard Bancorp, Inc., 3301 Boston Street, Baltimore, MD 21224, telephone: (443) 573-2664.

Participants in the Solicitation

FNB and Howard and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from Howard’s stockholders in connection with the proposed merger. Information regarding FNB’s directors and executive officers is contained in FNB’s Proxy Statement on Schedule 14A, dated March 26, 2021 and in certain of its Current Reports on Form 8-K, which are filed with the SEC. Information regarding Howard’s directors and executive officers is contained in Howard’s Proxy Statement on Schedule 14A, dated April 13, 2021, and in certain of its Current Reports on Form 8-K, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger. Free copies of these documents may be obtained as described in the preceding paragraph.

FNB Corporation

October 19, 2021 at 8:30 a.m. Eastern